Filed by Dobson Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject company: Dobson Communications Corporation
(Registration No. 333-126247)
For Immediate Release
     Dobson Communications Corporation Extends Exchange Offer and Consent Solicitation
     OKLAHOMA CITY, Aug. 15, 2005 — Dobson Communications Corporation (Nasdaq: DCEL) today announced that it is extending the expiration date of its exchange offer and consent solicitation relating to Dobson’s 12.25% Senior Exchangeable Preferred Stock and 13% Senior Exchangeable Preferred Stock. The terms and conditions of the exchange offer and consent solicitation are set forth in the Company’s prospectus dated July 22, 2005, as supplemented, and related letters of transmittal. The exchange offer and consent solicitation will now expire at 12:00 Midnight, New York City time, on Friday, August 19, 2005, unless further extended.
     The dealer manager and solicitation agent for the exchange offer and consent solicitation is Houlihan Lokey Howard & Zukin Capital, Inc.
     Questions regarding the exchange offer and consent solicitation may be directed to, and a copy of the written prospectus relating to the exchange offer and consent solicitation, as supplemented, may be obtained from, the information agent, Bondholder Communications Group, 30 Broad Street, 46th Floor, New York, New York 10004 at (212) 809-2663. These securities are offered only by means of a written prospectus. This press release is neither an offer to sell nor a solicitation of an offer to buy any securities.
     This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.
     Dobson is a leading provider of wireless phone services to rural markets in the United States. Headquartered in Oklahoma City, Dobson owns wireless operations in 16 states. For additional information on Dobson and its operations, please visit its Web site at www.dobson.net.
     This press release contains “forward-looking statements” including, but not limited to, statements regarding the Company’s plans, intentions and expectations. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks include, but are not limited to, the following: uncertainties associated with future revenue and revenue growth; the impact of the Company’s significant leverage on its operating plans; and various other uncertainties associated with the telecommunications industry and the Company’s operations in particular. A more extensive discussion of the risk factors that could impact these areas and the Company’s overall business and financial performance can be found in the Company’s reports and other filings filed with the Securities and Exchange Commission, including the registration statement relating to the exchange offer. Given these concerns, investors and analysts should not place undue reliance on forward-looking statements.

CONTACT:
Dobson Communications Corporation
J. Warren Henry, Vice President, Investor Relations
(405) 529-8820